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                                  EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS



Per Share Data

During 1997, SFAS No. 128, "Earnings per Share," was issued and became effective for the Company's March 31, 1998 financial statements. SFAS No. 128 establishes new standards for computing and presenting earnings per share ("EPS"). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. The Company has no outstanding equity instruments that would be considered common stock equivalents under SFAS No. 128, therefore, there is no difference between basic and diluted per share data.